                                    Form 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                For the quarterly period ended September 30, 1999


               .......... Paging Network do Brasil S.A. ..........
                 (Translation of registrant's name into English)

                 ..........Rua Alexandre Dumas, 1,711..........
                        ......Chacara Santo Antonio......
                ..........Sao Paulo, 04717-004, Brazil...........
                    (Address of principal executive offices)

                          PAGING NETWORK DO BRASIL S.A.

                                      Index


                                                                            Page
                                                                            ----

PART I. FINANCIAL INFORMATION
-----------------------------

     Item 1. Financial Statements

          a) Balance Sheet at December 31, 1998 and September 30, 1999
             (unaudited).......................................................3

          b) Statement of Operations for the three and nine months ended
             September 30, 1998 and 1999 (unaudited)...........................4

          c) Statement of Cash Flows for the nine months ended September 30,
             1998 and 1999 (unaudited).........................................5

          d) Statement of Shareholders' Equity (Deficit) for the nine months ended September 30, 1999 (unaudited)..............................6

          e) Notes to Financial Statements
             (unaudited).......................................................7

     Item 2. Management's Discussion and Analysis of Financial Condition and
             Results of Operations............................................12

PART II. OTHER INFORMATION
--------------------------

     Item 1. Legal Proceedings................................................16

     Item 2. Changes in Securities............................................16

     Item 3. Defaults Upon Senior Securities..................................16

     Item 4. Submission of Matters to a Vote of Security Holders..............16

     Item 5. Other Information................................................16

     Item 6. Exhibits.........................................................16

     Signatures...............................................................17

Item 1 (a)

                    PAGING NETWORK DO BRASIL S.A. BALANCE SHEET At December 31, 1998 and
                                September 30, 1999 (Amounts in U.S. dollars)

                                                                      December 31,         September 30,
                                                                          1998                  1999
                                                                   -----------------------------------------
                                                                        (Note 2)            (Unaudited)
Assets
Current assets:
     Cash and cash equivalents                                     $        219,787     $          37,009
     Trading securities                                                  39,857,633            31,521,677
     Accounts receivable, net                                               567,291               220,148
     Recoverable taxes                                                    1,383,380               879,759
     Pager inventories                                                    2,233,240             2,687,061
     Prepaid expenses and other current assets                              415,535               491,212
     Pledged securities held-to-maturity - current                       15,764,225            16,465,042
                                                                   -----------------------------------------
          Total current assets                                           60,441,091            52,301,908
Fixed assets, net                                                        21,869,217            15,598,032
Pledged securities held-to-maturity                                       8,177,844                 -
Debt issuance costs, net                                                  6,443,007             6,025,907
Other assets                                                                339,212             1,360,837
                                                                   -----------------------------------------
          Total assets                                             $     97,270,371     $      75,286,684
                                                                   =========================================

Liabilities and shareholders' equity (deficit)
Current liabilities:
     Accounts payable                                              $      1,376,981     $       2,985,030
     Accrued expenses                                                     5,199,318            11,448,422
     Payable to related parties                                           1,217,914             1,217,914
                                                                   -----------------------------------------
          Total current liabilities                                       7,794,213            15,651,366
Senior notes                                                            125,000,000           125,000,000
Redeemable preferred stock, without par value
     Authorized shares - 63,000 shares
     Issued and outstanding, 30,000 shares                               37,945,014            41,526,062

Shareholders' equity (deficit)
     Common stock, without par value
     Authorized shares - 2,037,387
     Issued and outstanding 1,378,401                                        30,760                30,760
Accumulated deficit                                                     (77,096,213)         (143,546,985)
                                                                   -----------------------------------------
Accumulated other comprehensive income                                    3,596,597            36,625,481
                                                                   -----------------------------------------
          Total shareholders' equity (deficit)                          (73,468,856)         (106,890,744)
                                                                   -----------------------------------------
          Total liabilities and shareholders' equity (deficit)     $     97,270,371     $      75,286,684
                                                                   =========================================

                               See accompanying notes to financial statements.

Item 1(b)

                                            PAGING NETWORK DO BRASIL S.A.
                                               STATEMENT OF OPERATIONS
                           For the three and nine months ended September 30, 1998 and 1999
                                              (Amounts in U.S. dollars)
                                                     (Unaudited)

                                                     Three Months Ended                  Nine Months Ended
                                                        September 30,                      September 30,
                                             ----------------------------------------------------------------------
                                                   1998              1999             1998              1999
                                             ----------------------------------  ----------------------------------
Revenues:
  Services, rent and maintenance revenue     $   6,493,560     $   5,570,709     $  17,269,327     $  17,060,087
  Product revenue                                  882,590           202,510         3,695,423         1,074,056
                                             ----------------------------------------------------------------------
Gross revenues                                   7,376,150         5,773,219        20,964,750        18,134,143
  Sales taxes                                     (668,965)         (604,288)       (2,027,345)       (1,782,792)
                                             ----------------------------------------------------------------------
Net revenue                                      6,707,185         5,168,931        18,937,405        16,351,351
Cost of products sold                             (969,179)         (395,330)       (3,966,277)       (1,883,641)
Operating costs and expenses:
  Services rent and maintenance                  2,139,578         1,681,273         6,399,848         5,231,688
  Selling, general and administrative            7,007,610         5,856,190        20,105,979        17,207,234
  Depreciation and amortization                  1,262,150         1,001,465         3,181,892         2,991,557
                                             ----------------------------------------------------------------------
      Total operating costs and expenses        10,409,338         8,538,928        29,687,719        25,430,479
                                             ----------------------------------------------------------------------
      Operating loss                            (4,671,332)       (3,765,327)      (14,716,591)      (10,962,769)
Other income (expense):
  Interest expense                              (4,073,152)       (4,345,120)      (13,186,511)      (13,073,869)
  Interest income                                2,929,546         3,162,789         9,237,181        21,193,447
  Other expense                                   (237,135)         (404,662)         (290,027)         (823,745)
  Currency exchange loss                        (2,259,021)       (8,741,066)       (5,304,581)      (47,360,785)
  Total other (expense); net                    (3,639,762)      (10,328,059)       (9,543,938)      (40,064,952)
                                             ----------------------------------------------------------------------
Net loss                                     $  (8,311,094)    $ (14,093,386)    $ (24,260,529)   $  (51,027,721)
                                             ======================================================================

                                   See accompanying notes to financial statements.

Item 1(c)

                                         PAGING NETWORK DO BRASIL S.A.
                                            STATEMENT OF CASH FLOWS
                             For the nine months ended September 30, 1998 and 1999
                                           (Amounts in U.S. dollars)
                                                  (Unaudited)
                                                                                   Nine Months Ended
                                                                                     September 30,
                                                                           ----------------------------------
                                                                                1998               1999
                                                                           ----------------   ---------------
Operating activities:
  Net loss                                                                 $ (24,260,529)     $ (51,027,721)
  Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
      Depreciation and amortization                                            3,181,892          2,991,557
      Provision for losses on accounts receivable                              1,649,495          3,203,733
      Amortization of debt issuance costs                                        505,064            417,099
      Currency exchange loss                                                   5,304,581         47,360,785
      Loss on sale of equipment                                                   57,584            342,881
      Impairment loss on long-lived assets                                             0            175,311
      Changes in operating assets and liabilities:
           Increase (decrease) in trading securities                          11,398,369         (6,957,364)
           Increase in accounts receivable                                    (1,287,798)        (2,856,590)
           (Increase) decrease in recoverable taxes                           (1,048,650)            51,920
           Increase in pager inventories                                        (297,530)          (848,779)
           Increase in prepaid expenses and other current assets                (226,798)          (247,633)
           Increase in other assets                                                              (1,235,885)
                                                                                 (27,559)
           (Decrease) in accounts payable                                       (706,658)          (824,449)
           Increase in accrued expenses                                        6,603,792          8,168,898
           Increase in payable to related parties                                150,000                  0
                                                                           ----------------   ---------------
                Net cash (used in) provided by operating activities              995,255         (1,286,237)

Investing activities:
           Decrease pledged securities held-to-maturity                        6,836,856          7,377,266
           Purchase of fixed assets                                           (8,397,683)        (3,269,465)
           Proceeds from sale of equipment                                       375,589            141,431
                                                                           ----------------   ---------------
                Net cash (used in) provided by investing activities           (1,185,238)         4,249,232

Effect of exchange rate changes on cash                                         (131,955)        (3,145,773)
                                                                           ----------------   ---------------
Net Increase (Decrease) in cash and cash equivalents                            (321,938)          (182,778)
Cash and cash equivalents at beginning of period                                 377,004            219,787
                                                                           ----------------------------------
Cash and cash equivalents at end of period                                 $      55,066      $      37,009
                                                                           ==================================

Supplemental disclosures of cash flow information:
      Cash paid during the period for Interest on Senior Notes             $   8,437,500      $   8,437,500
 Payable  to Powernet                                                                         $   2,860,000

                                      See accompanying notes to financial statements

Item 1(d)

                                           PAGING NETWORK DO BRASIL
                                 STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
                                 For the nine months ended September 30, 1999
                                          (Amounts in U.S. dollars)
                                                 (Unaudited)

                                                                             Accumulated
                                                                                Other
                                          Common           Retained         Comprehensive
                                           Stock            Deficit             Income            Total
                                      ----------------------------------------------------------------------
Balance at December 31, 1998              30,760     $   (77,096,213)    $     3,596,597     $ (73,468,856)
Net loss for the period                                  (51,027,721)                          (51,027,721)
Translation adjustment                                                        33,028,884        33,028,884
                                                                                             ---------------
Comprehensive loss for the period                                                              (17,998,837)
Monetary adjustment on redeemable
preferred stock                                          (11,842,002)                          (11,842,002)
Accrued dividends on redeemable
Preferred stock                                           (3,581,049)                           (3,581,049)
                                      ----------------------------------------------------------------------
Balance at September 30, 1999             30,760     $  (143,546,985)    $    36,625,481     $(106,890,744)
                                      ======================================================================

                               See accompanying notes to financial statements.

Item 1(e)

                          PAGING NETWORK DO BRASIL S.A.
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 1999
                                   (Unaudited)
                            (Amounts in U.S. dollars)

1. Organization

     Paging Network do Brasil S.A. (formerly Warburg Paging do Brasil Ltda., the "Company") was formed on April 7, 1996 through an investment by Warburg, Pincus Ventures, L.P. During 1997, the Company started to provide paging services in Sao Paulo and Rio de Janeiro and offers extended paging services to eight other cities in Brazil.

     In October 1996, the Company increased its capital to approximately $5,500,000 and in December 1996, through the addition of three new shareholders, received approximately $15,000,000 of additional capital. In December 1996, the Company changed its name from Warburg Paging do Brasil Ltda. to Paging Network do Brasil Ltda. and then to Paging Network do Brasil S.A. following a change in its legal formation from a limited liability company (Ltda.) to a closed corporation (S.A.), at which time common stock in the limited liability company was exchanged for common and redeemable preferred stock in the Company. In June 1997, the Company issued $125,000,000 principal amount of 13-1/2% Senior Notes due June 6, 2005 (the "Senior Notes"). Prior to consummation of the Senior Note offering, the Company received from shareholders approximately $9,500,000 in exchange for additional shares of redeemable preferred stock, and effected a stock split of 40.74774 for each issued and outstanding share of common stock.

2. Basis of Presentation and Summary of Significant Accounting Policies

     Basis for Presentation

     The unaudited consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") for interim financial information. The Company's reporting currency is the U.S. dollar. In the opinion of management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included and are of a normal recurring nature. These statements, however, do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. These statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 1999 set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full year.

     The balance sheet at December 31, 1998 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

     The Company's significant accounting policies are as follows:

     Foreign Currency Translation

     Until December 31, 1997, the financial statements were translated from Brazilian reais to U.S. dollars in accordance with the provisions of Statement of Financial Accounting Standards No. 52 as it applies to entities operating in highly inflationary economies. Pager inventories, fixed assets and intangibles and related income statement accounts were remeasured at exchange rates in effect when the assets were acquired or the liabilities were incurred. All other assets and liabilities were remeasured at period end exchange rates, and all other income and expense items were remeasured at average exchange rates prevailing during the period. Remeasurement adjustments were included in exchange and translation gains (losses).

     Effective January 1, 1998, the Company determined that Brazil ceased to be a high inflationary economy under SFAS 52. Accordingly, as of January 1, 1998, the Company began using the real as the functional currency. As a result, all assets and liabilities are translated into dollars at period end exchange rates and all income and expense items are translated into U.S. dollars at the average exchange rate prevailing during the period. Translation adjustments are not included in determining net income but reported as the only component of accumulated other comprehensive income. Transaction (losses) associated with the Company's net U.S. dollar liability position is included in currency exchange loss.

     Revenue Recognition

     The Company recognizes revenue under service, rental and maintenance agreements with customers as the related services are performed. Advance billings for services are deferred and recognized as revenue when earned. Sales of pagers are recognized upon delivery. Sales commissions are included in selling, general and administrative expenses. The Company will lease certain pagers under month-to-month arrangements.

     Advertising Cost

     The Company expenses the costs of advertising as incurred. Advertising expenses were $909,784 and $3,159,784 and during the three and nine months ended September 30, 1998 and $659,198 and $1,856,992 during the three and nine months ended September 30, 1999.

     Cash Equivalents and trading securities

     The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents. Trading securities are liquid investments with a maturity of greater than three months which are recorded at fair value.

     Allowance for Doubtful Accounts

     The Company had an allowance for doubtful accounts of $1,400,000 at December 31, 1998, and $1,508,765 at September 30, 1999. Charges to the allowance were $117,180 and $1,132,180 during the three and nine months ended September 30, 1998 and $1,157,968 and $3,094,968 during the three and nine months ended September 30, 1999.

     Inventories

     Inventories consist of certain types and brands of pagers (the subscriber devices) which are held primarily for resale. Inventories are recorded at the lower of average cost or market.

     Pledged securities held-to-maturity

     Pledged securities held-to-maturity current and non-current consist of U.S. government securities, recorded at amortized cost which approximates market. All securities in the non-current portion mature within five years.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Related Party Transactions

     The Company has agreed to reimburse its shareholders for certain transaction costs associated with the formation of the Company and the $125,000,000 Senior Notes offering consummated on June 6, 1997. As of June 30, 1999, the Company had a payable of approximately $968,000 to Warburg, Pincus and approximately $250,000 to Paging Network, Inc.

4. Senior Notes

     On June 6, 1997, the Company issued $125 million principal amount of 13-1/2% Senior Notes due June 6, 2005. Interest is payable semi-annually in arrears on June 6 and December 6 of each year. Of the $125 million proceeds approximately $45.6 million was used to purchase U.S. government securities on which scheduled interest and principal payments are in amounts sufficient to provide for payment in full when due of the first six scheduled interest payments on the Senior Notes through June 6, 2000. Debt issuance costs are capitalized and amortized over the term of the debt under the effective yield method.

     The Senior Notes are redeemable on or after June 6, 2001 at the option of the Company, in whole or in part from time to time, at specified redemption prices declining annually to 100% of the principal amount on or after June 6, 2004, plus accrued interest. The Senior Notes contain certain covenants that, among other things, limit the ability of the Company to incur additional indebtedness or issue preferred stock, pay dividends or make certain other restricted payments. Upon a change of control, the Company is required to make an offer to purchase the Senior Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any. In accordance with the covenants of the Senior Notes and the Company's current level of leverage, at September 30, 1999, the Company is unable to make any dividend payments

5. Accrued Expenses

     Accrued expenses at December 31, 1998 and September 30, 1999 are comprised of the following:

                                               1998             1999
                                               ----             ----
     Excise taxes payable                     $334,174        $241,281
     Withholding taxes payable                 247,733         231,853
     Payroll and other benefits payable      1,439,289       1,443,592
     Accrued interest payable                1,125,000       5,343,750
     Other                                   2,053,122       4,187,946
                                            ----------     -----------
                                            $5,199,318     $11,448,422
                                            ==========     ===========

     The $4,187,946 of other accrued amounts includes $2,554,047 that represent a tax contingency accrual for certain taxes relating to interest income and exchange gains that are being disputed in good faith by the Company

6. Redeemable Preferred Stock

     The redeemable preferred stock has an accruing dividend with an effective annual rate of 12% compounding quarterly for the first five years from its issuance on December 11, 1996. On the fifth anniversary of its issuance, the dividend increases to an effective rate of 14% compounding quarterly. On the sixth anniversary all previously accrued dividends will be paid in kind. The annual dividend rate will increase to 16% in the seventh year, 18% in the eighth year, and 20% in the ninth and tenth years. After the sixth anniversary, subject to the terms of the Indenture, all dividends will be payable in cash. The Company is required to redeem, in U.S. dollars, the redeemable preferred stock at $1,000 per share plus accrued and unpaid dividends on the tenth anniversary of its issuance.

     The holders of the redeemable preferred stock are entitled to voting rights limited to specific matters included in the Company's by-laws.

     The amount of accrued and unpaid dividends on the redeemable preferred stock at December 31, 1998 and at September 30, 1999 was $7,945,014 and $11,526,062, respectively.

7 . Fixed Assets

     Fixed assets at December 31, 1998 and September 30, 1999 are comprised of the following:

                                                                  Period
                                1998             1999        of Depreciation
                                ----             ----        ---------------

Furniture and Fixtures     $  1,915,206     $  1,231,176          10 years
Equipment                    13,643,133        9,549,434        5-10 years
Pagers                        7,888,885        6,266,298         2.5 years
Leasehold improvements        4,104,869        2,612,275           5 years
Powernet Based                                 2,103,244          9 months
                           -----------------------------
                             27,552,093       21,762,427
Less - Accumulated           (5,682,876)      (6,164,395)
                           ------------     ------------
 depreciation              $ 21,869,217     $ 15,598,032
                           ============     ============

8. Comprehensive Loss

     The calculation of comprehensive loss for the three months and nine months ended September 30, 1998 and 1999 is as follows:

                                    Three Months Ended                     Nine Months Ended
                                       September 30                          September 30
                            ------------------------------------   -----------------------------------
                                  1998               1999                1998               1999
                            ----------------   -----------------   ----------------   ----------------
Net loss                       $8,311,094        $14,093,386        $24,260,529          $51,027,721

Foreign currency
translation adjustments        (1,212,512)        (7,215,634)        (2,491,749)         (33,028,884)
                            ----------------   -----------------  -----------------   -----------------
Comprehensive loss             $7,098,582         $6,877,752        $21,768,780          $17,998,837
                            ================   =================  =================   =================

     Accumulated comprehensive income, consisting entirely of foreign currency translation adjustment is $36,625,481 at September 30, 1999 and $3,596,597 at December 31, 1998.

9. Commitments

     The Company has entered into various office space and transmission antenna rental agreements.

     These agreements are readjusted periodically for inflation. Rental expense commitments at September 30, 1999 calculated in reais and translated into U.S. dollars and the September 30, 1999 closing note are as follows.

     1999     $  568,722
     2000     $1,980,000
     2001     $1,932,000
     2002     $  545,000
     2003     $  198,000

Total rental expense was $795,176 and $2,489,961 for the three and nine months ended September 30, 1998 and $446,278 and $1,487,574 for the three and nine months ended September 30, 1999.

10. Income Taxes

     The Company has not recognized any future income tax benefit for its net operation loss carryforwards in excess of net deferred tax liabilities as it is more likely than not that it will not be able to realize a benefit for such losses in the future. The net operating loss carryforwards amounted to $14.9 million, $27.3 million and $43.3 million at December 31, 1997, 1998 and September 30, 1999 respectively. Under Brazilian law, net operating losses may be carried forward for an unlimited period of time.

11. Recent Events

     The Company has entered into an agreement to acquire paging subscribers from Powernet Ltda., a Brazilian paging company wholly owned subsidiary of Motorola for approximately $5,100,000, based on the 46,000 paging subscribers Powernet had in the first quarter of 1999.

     Approximately 26,000 paging subscribers are expected to be confirmed, at a cost of approximately US$ 2,860,000. These 26,000 subscribers already have generated US$ 650,000 of net services revenue in the quarter. The cost of this acquisition will be amortized in nine months starting in the fourth quarter of 1999. The final acquisition cost is subject to the actual number of subscribers that are acquired by the Company. This transaction is expected to be completed during the fourth quarter of 1999.

     No other events or transactions have occurred since September 30, 1999 or are pending that would have a material effect on the financial statements at that date or for the three months then ended, or that are of such significance in relation to the Company's affairs to require mention in a note to the financial statements in order to make them not misleading regarding the financial position, results of operations, or cash flows of the Company.

Item 2

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Form 6-K contains forward-looking statements, which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. The following discussion should be read in conjunction with the financial statements, including the notes thereto, included in this report.

Results of Operations

     Three months and nine months ended September 30, 1999 compared with three months and nine months ended September 30, 1998.

     Although the Company's financial statements are presented pursuant to U.S. GAAP in U.S. dollars, the Company's transactions are consummated in both Brazilian reais and U.S. dollars. Inflation and devaluation in Brazil have had, and may continue to have, substantial effects on the Company's results of operations and financial condition. See "Inflation and Exchange Rates".

     As a result of the development of the Company's business in Sao Paulo and Rio de Janeiro (the "Initial Markets") during the periods presented, the period-to-period comparisons of the Company's results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance.

                                              Three Months ended                           Nine Months ended
                                              ------------------                           -----------------
                                         September 30, 1998 and 1999                  September 30, 1998 and 1999
                                         ---------------------------                  ---------------------------
                                         1998                  1999                   1998                   1999
                                         ----                  ----                   ----                   ----
Net revenues                         $ 6,707,185           $  5,168,931           $ 18,937,405           $16,351,351
Cost of products sold                   (969,179)              (395,330)            (3,966,277)           (1,883,641)
                                     -----------           ------------           ------------           -----------
Gross profit                           5,738,006    100%      4,773,601    100%     14,971,128    100%    14,467,710    100%
Operating costs and expenses:
Services rent and maintenance          2,139,578     37%      1,681,273     34%      6,399,848     43%     5,231,688     36%
Selling, general and                   7,007,610    122%      5,856,190    122%     20,105,979    134%    17,207,234    119%
administrative
Depreciation and amortization          1,262,150     22%      1,001,465     20%      3,181,892     21%     2,991,557     20%
                                     -----------           ------------           ------------           -----------
Total operating costs and expenses    10,409,338    181%      8,538,928    175%     29,687,719    198%    25,430,479    175%
                                     -----------           ------------           ------------           -----------
Operating loss                                       -       (3,765,327)    -      (14,716,591)    -     (10,962,769)    -
                                      (4,671,332)
Other income (expense)                (3,639,762)    -      (10,328,059)    -       (9,543,938)    -     (40,064,952)    -
                                     -----------           ------------           ------------           -----------
Net loss                              (8,311,094)    -      (14,093,386)    -      (24,260,529)    -     (51,027,721)    -
                                     ===========           ============           ============           ===========
Other data:
EBITDA(1)                            $(3,409,182)    -     $ (2,763,862)    -     $(11,534,699)    -     $(7,971,212)    -
Number of subscribers at end of           82,705                114,881                 82,705               114,881
period

---------------
(1)  EBITDA is defined as operating income (loss) plus depreciation, amortization and non-cash charges. EBITDA is a commonly used measure of performance in the paging industry. While EBITDA should not be construed as a substitute for operating income (loss) or a better measure of liquidity than cash flow from operating activities, each of which is determined in accordance with U.S. GAAP, it is included herein to provide additional information regarding the ability of the Company to meet its capital expenditures and any future debt service. EBITDA, however, is not necessarily a measure of the
     Company's ability to fund its cash needs because it does not include capital expenditures, which the Company expects to continue to be significant.

     Gross Profit . The Company's total revenues primarily consist of monthly fees paid by subscribers for the paging service, as well as product sales to both individuals and retailers, net of sales taxes. During the three months and nine months ended September 30, 1999, the Company was offering service to customers in Sao Paulo and Rio de Janeiro.

     For the three month and nine month periods ended September 30, 1999, the Company generated gross profit of $4,773,601 and $14,467,710 consisting of $5,570,709 and $17,060,087 in service revenues, $202,510 and $1,074,056 in product sales to customers, cost of sales of $395,330 and $1,883,641 and sales taxes of $604,288 and $1,782,792. During the three month and nine month periods ended September 30, 1998, the Company's net revenues were $5,738,006 and $14,971,128. Average monthly revenue per unit for the three month period ended September 30, 1999 was approximately R$30.00 (US$ 16.81) for a base of 114,881 subscribers; average monthly revenue per unit for the three month period ended September 30, 1998 was approximately R$33.42 (US$29.10) for a base of 82,705 subscribers.

     Service, Rent and Maintenance Expenses. Service, rent and maintenance expenses include a portion of costs of compensation and benefits for the Company's dispatch and technical employees, transmitter site rentals, telephone line costs, transmission costs, vehicle rental costs, repair and maintenance expenditures and service call costs. During the three month and nine month periods ended September 30, 1999, the Company incurred $1,681,273 and $5,231,688 of expenses in connection with the operations in Sao Paulo and Rio de Janeiro. During the three month and nine month periods ended September 30, 1998, the Company incurred service, rent and maintenance expenses of $2,139,578 and $6,399,848.

     Selling and Marketing Expenses. Selling and marketing expenses include commissions to salesmen and retailers, advertising and promotion. During the three month and nine month periods ended September 30, 1999 the Company incurred $1,650,273 and $6,208,247, respectively, of selling and marketing expenses. During the three month and nine month periods ended September 30, 1998, the Company incurred $3,027,944 and $8,467,295, respectively.

     General and Administrative Expenses. General and administrative expenses include compensation benefits, rent, bank fees, outside services and the provision for losses on accounts receivable. During the three and nine month periods ended September 30, 1999 and 1998 the Company incurred $4,205,917 and $10,998,987 and $3,979,666 and $11,638,684 respectively, of general and administrative expenses. During the three and nine months ended September 30, 1999 and 1998, the Company incurred approximately $1,420,042 and $3,203,733 and $396,097 and $1,649,495, respectively of costs associated with the provision for doubtful accounts.

     Depreciation and Amortization. Depreciation and amortization expenses consist primarily of depreciation of leased pagers, transmitters, paging terminals, leasehold improvements, telephone lines and cost of network installation. Depreciation and amortization expenses increased from approximately $1,262,150 and $3,181,892 for the three month and nine month periods ended September 30, 1998 to $1,001,465 and $2,991,557 for the three month and nine month periods ended September 30, 1999, primarily due the purchase and installation of equipment necessary to build out the Rio de Janeiro paging network and office.

     Operating Loss. For the three month and nine month periods ended September 30, 1999 the Company generated operating losses of $3,765,327 and $10,962,769 and for 1998 $4,671,332 and $14,716,591, respectively, primarily due to expenses in connection with the development of the Company's business as explained above.

     Interest Expense. Interest expense was $4,345,120 and $13,073,869 for the three month and nine month periods ended September 30, 1999, and for 1998 was $4,073,152 and $13,186,511 for the three month and nine month period ended September 30, primarily as a result of interest associated with the Senior Notes.

     Interest Income. Interest Income increased to $3,162,789 and $21,193,447 for the three month and six month periods ended September 30, 1999 primarily as a result of investing the net proceeds from the Senior Note offering and the proceeds from the issuance by the Company of its redeemable preferred stock.

     Exchange and Translation (Losses). The Company's reporting currency is the U.S. dollar. Effective January 1, 1998, the Company determined that Brazil closed to be a highly inflationary economy under SFAS number 52 and began using the real as its functional currency. Prior to January 1, 1998, the Company used the U.S. dollars as its functional currency as required by SFAS number 52 for U.S. dollar reporting entities doing business in highly inflationary economies.

     Currency Exchange Loss. Currency exchange losses from the depreciation of the real against the U.S. dollar resulted in losses of $8,741,066 and $47,360,785 for the three month and nine month periods ended September 30, 1999, and $2,259,021 and $5,304,581 for the three month and nine month periods ended September 30,1998 relating to U.S. dollars based transactions.

     Income Taxes. The Company did not have taxable income during the periods presented and does not expect to have taxable income for the foreseeable future.

     Net Loss. As explained above, net loss in the period presented is primarily attributable to significant expenses incurred during the period in connection with the development of the Company's business and the currency exchange loss.

     Liquidity and Capital Resources. The Company's operations and expansion into new markets and product lines will require substantial capital investment for the development and installation of paging systems and for the procurement of pagers and paging equipment. For the three months and nine months ended September 30, 1999 and 1998 the Company made capital expenditures of $3,132,423 and $2,232,273 and $3,269,465 and $8,397,683 respectively.

     The principal capital expenditure requirements to construct a paging system involve the acquisition of pagers for leasing and the acquisition and installation of transmission facilities, both of which are directly related to the demand of paging service. Additional capital is required to fund operating losses incurred during the initial stages of construction and the commencement of paging services. The Company currently anticipates that its cash requirements (comprised of capital expenditures, working capital requirements, debt service requirements and anticipated operating losses) for the remaining three months will be approximately $ 6 million.

     Inflation and Exchange Rates. Inflation and exchange rate variations have had, and may continue to have, substantial effects on the Company's results of operations and financial condition. In periods of inflation, many of the Company's expenses will tend to increase. Generally, in periods of inflation, a Company is able to raise its prices to offset the rise in its expenses and may set its prices without government regulation. However, under Brazilian law designed to reduce inflation, the rates that the Company may charge to a particular subscriber may not be increased until the next anniversary of the subscriber's initial subscription date. Thus, the Company is less able to offset expense increases with revenue increases. Accordingly, inflation may have a material adverse effect on the Company's results of operations and financial condition.

     Generally, inflation in Brazil has been accompanied by devaluation of the Brazilian currency relative to the U.S. dollar. Devaluation of the real may also have an adverse effect on the Company. The Company collects substantially all of its revenues in reais, but pays certain of its expenses, (including pagers, a significant portion of its transmission equipment costs and substantially all interest expense) in U.S. dollars. To the extent the real depreciates at a rate greater than the rate at which the Company is able to raise prices, the value of the Company's revenues (as expressed in U.S. dollars) will be adversely affected. This effect on the Company's revenues may negatively impact the Company's ability to fund U.S. dollar-based expenditures. Accordingly, devaluation of the real may have a material adverse effect on the Company's results of operations and financial condition. Further, beginning January 1, 1998, the Company's financial statements reflect foreign currency gains and losses associated with monetary assets and liabilities denominated in currencies other than the real. See footnote "Foreign Currency Translation" contained in the Notes to Consolidated Financial Statements. As a result, the devaluation of the real against the U.S. dollar will cause the Company to record a loss associated with its U.S. dollar monetary liabilities and a gain associated with its U.S. dollar monetary assets. Given that the Company has a net U.S. dollar monetary liability position, the net effect of the devaluation of the real against the U.S. dollar is to generate transaction losses in the Company's financial statements.

     Recent Events. The Company has entered into an agreement to acquire paging subscribers from Powernet Ltda., a Brazilian paging company that is a wholly owned subsidiary of Motorola. The cost of such acquisition was expected to be approximately $5,100,000, based on the 46,000 paging subscribers Powernet had in the first quarter of 1999.

     Approximately 26,000 paging subscribers are expected to be confirmed, at a cost of approximately US$ 2,860,000. These 26,000 subscribers already have generated US$ 650,000 of net services revenue in the quarter. The cost of this acquisition will be amortized in nine months and starting in the fourth quarter of 1999. The final acquisition cost is subject to the actual number of subscribers that are acquired by the Company. This transaction is expected to be completed during the forth quarter of 1999.

     No otherevents or transactions have occurred since September 30, 1999 or are pending that would have a material effect on the financial statements at that date or for the three months then ended, or that are of such significance in relation to the Company's affairs to require mention in a note to the financial statements in order to make them not misleading regarding the financial position, results of operations, or cash flows of the Company.

                                     PART II

Item 1. Legal Proceedings

     None

Item 2. Changes in Securities

     None

Item 3. Defaults Upon Senior Securities

     None

Item 4. Submission of Matters to a Vote of Security Holders

     None

Item 5. Other Information

     None

Item 6. Exhibits

     3.1* -- By laws of Paging Network do Brasil S.A. (English Translation).

     4.1* -- Indenture dated as of June 1, 1997 between Paging Network do Brasil
             S.A. and The Chase Manhattan Bank, as Trustee (including exhibits).

     4.2* -- Form of Senior Note (included in Exhibit 4.1).

----------
* Incorporated herein by reference to the Exhibit to the Company's Registration Statement on Form F-4, Registration No. 333-29865.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        PAGING NETWORK DO BRASIL S.A.
                                             (Registrant)


                                        By: /s/ Thomas C. Trynin
                                            ------------------------------
                                            Thomas C. Trynin
                                            President and
                                            Chief Executive Officer


Date:  November 29, 1999